

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 27, 2008

Mr. Patrick T. Mulva
Vice President and Controller
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-02256**
> **Response Letter Dated October 10, 2008**

Dear Mr. Mulva:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director